                                                      Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-63082

PRICING SUPPLEMENT NO. 268 TO THE PROSPECTUS SUPPLEMENT NO. 189 DATED MARCH 11,
                                     2002.

[GOLDMAN SACHS LOGO]
                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B
                           -------------------------

                                   $9,009,781
                  12.0% Mandatory Exchangeable Notes due 2003
        (Linked to Class A Special Common Stock of Comcast Corporation)

                           -------------------------

     This pricing supplement and the accompanying prospectus supplement no. 189, relating to the mandatory exchangeable notes, should be read together. Because the mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 189 should also be read with the accompanying prospectus dated June 25, 2001, as supplemented by the accompanying prospectus supplement dated June 25, 2001. Terms used here have the meanings given them in the prospectus supplement no. 189, unless the context requires otherwise.

The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes", have the terms described in the accompanying prospectus supplement no. 189, as supplemented or modified by the following:

ISSUER: The Goldman Sachs Group, Inc.

FACE AMOUNT: each offered note will have a face amount equal to $22.99, which is the initial index stock price; the aggregate face amount for all the offered notes is $9,009,781

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO THE ISSUER: 99.9% of the face amount

TRADE DATE: December 12, 2002

SETTLEMENT DATE (ORIGINAL ISSUE DATE): December 19, 2002

STATED MATURITY DATE: December 22, 2003, unless extended for up to six business days

INTEREST RATE (COUPON): 12.0% per year

INTEREST PAYMENT DATES: March 22, June 22,
September 22 and December 22 in each year, beginning on March 22, 2003

REGULAR RECORD DATES: for the interest payment dates specified above, March 17, June 16,
September 15, and December 15, respectively

INDEX STOCK AND INDEX STOCK ISSUER: Class A special common stock of Comcast Corporation

CUSIP NO.: 38141G344

     See "Additional Risk Factors Specific to Your Note" beginning on page S-3 in the accompanying prospectus supplement no. 189 to read about investment risks relating to the offered notes. The offered notes are not principal-protected and the payment amount is capped.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.
                  Pricing Supplement dated December 12, 2002.

Principal amount:                  On the stated maturity date, each offered
                                   note will be exchanged for the cash value of the index stock at the exchange rate based on the final index stock price. Holders will not have a right to receive shares of index stock in exchange for their notes.

Exchange rate:                     If the final index stock price equals or
                                   exceeds the threshold appreciation price, then the exchange rate will equal the threshold fraction times one share of index stock for each $22.99 of the outstanding face amount. Otherwise, the exchange rate will equal 1.0 share of the index stock for each $22.99 of the outstanding face amount. The exchange rate is subject to antidilution adjustment as described in the accompanying prospectus no. 189.

                                   Please note that the amount you receive for each $22.99 of outstanding face amount on the stated maturity date will not exceed the threshold appreciation price and that it could be substantially less than $22.99. You could lose your entire investment in the offered notes.

Initial index stock price:         $22.99 per share.

Final index stock price:           The closing price of one share of the index
                                   stock on the determination date, subject to antidilution adjustment.

Threshold appreciation price:      The initial index stock price times 1.25,
                                   which equals $28.74 per share.

Threshold fraction:                The threshold appreciation price divided by
                                   the final index stock price.

No listing:                        The offered notes will not be listed on any
                                   securities exchange or interdealer market quotation system.

Comcast Corporation:               According to its publicly available
                                   documents, Comcast Corporation is principally involved in the development, management and operation of broadband cable networks, and in the provision of electronic commerce and programming content. Information filed with the SEC by the index stock issuer under the Exchange Act can be located by referencing its SEC file number: 333-82460.

Historical trading price
information:                       The index stock is traded on the Nasdaq
                                   National Market System under the symbol
                                   "CMCSK". The following table shows the
                                   quarterly high, low and closing bid prices for the index stock on the Nasdaq National
                                   Market System for the four calendar quarters in each of 2000 and 2001 and for the four calendar quarters in 2002, through December
                                   12, 2002. We obtained the trading price
                                   information set forth below from Bloomberg
                                   Financial Services, without independent
                                   verification.

                                                                                    HIGH     LOW      CLOSE
                                                                                    ----     ---      -----
                                             2000
                                               Quarter ended March 31............  54.50    38.25    43.3125
                                               Quarter ended June 30.............  44.188   29.75    40.5625
                                               Quarter ended September 30........  41.00    31.125   40.9375
                                               Quarter ended December 31.........  43.938   34.00    41.6875
                                             2001
                                               Quarter ended March 31............  45.875   38.625   41.9375
                                               Quarter ended June 30.............  45.50    39.50    43.20
                                               Quarter ended September 30........  43.30    32.51    35.87
                                               Quarter ended December 31.........  40.17    35.19    36.00
                                             2002
                                               Quarter ended March 31............  37.33    29.62    31.79
                                               Quarter ended June 30.............  32.20    22.27    23.83
                                               Quarter ended September 30........  25.14    16.79    20.86
                                               Quarter ending December 31
                                                 (through December 12, 2002).....  26.24    16.97    22.86
                                               Closing Price on December 12,
                                                 2002............................                    22.86

                                   As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 189.

Hypothetical payment amount:       The table below sets forth the hypothetical
                                   payment amounts that we would deliver on the stated maturity date in exchange for each $22.99 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no antidilution adjustments to the exchange rate and no market disruption events.

                                   The prices in the left column represent
                                   hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $22.99 per share. The amounts in the right column represent the hypothetical cash value of the index stock at the exchange rate, based on the corresponding hypothetical final index stock prices, and are also expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver in exchange for each $22.99 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $22.99, based on the corresponding hypothetical final index stock price and the assumptions noted above.

                                                                   HYPOTHETICAL FINAL INDEX      HYPOTHETICAL PAYMENT
                                                                      STOCK PRICE AS % OF           AMOUNTS AS % OF
                                                                   INITIAL INDEX STOCK PRICE   INITIAL INDEX STOCK PRICE
                                                                   -------------------------   -------------------------
                                                                              200%                        125%
                                                                              175%                        125%
                                                                              150%                        125%
                                                                              125%                        125%
                                                                              100%                        100%
                                                                               75%                         75%
                                                                               50%                         50%
                                                                                0%                          0%

                                   The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical share amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus supplement no. 189.

                                   Payments on your note may be economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note may be economically equivalent to the amounts that would be paid on a combination of an interest bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under "Supplemental Discussion of United States Income Taxes" below or in the accompanying prospectus supplement no. 189.

Hedging: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and

                                   Hedging" in the accompanying prospectus
                                   supplement no. 189.

Supplemental discussion of
federal
  income tax consequences:         The U.S. federal income tax consequences of
                                   your investment in the notes are generally described in the accompanying prospectus supplement. That description is inapplicable, however, to the extent that it addresses the receipt of index stock upon maturity of the notes. Holders of the notes will be entitled to receive only cash upon maturity of the notes, and holders should therefore disregard the portions of the description of tax consequences that address the receipt of index stock.

Supplemental plan of
distribution:                      The Goldman Sachs Group, Inc. has agreed to
                                   sell to Goldman, Sachs & Co., and Goldman,
                                   Sachs & Co. has agreed to purchase from The
                                   Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement.
                                   Goldman, Sachs & Co. intends to resell
                                   $7,834,992 of the offered notes at the
                                   original issue price, and to resell the
                                   remaining face amount of the offered notes at prices related to the prevailing market prices at the time of resale.